THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 14


                                   FORM 6-K
                                   --------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                           Report of Foreign Issuer

                   Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                         For the month of January 2000


                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                (Translation of registrant's name into English)


                             3-1, OTEMACHI 2-CHOME
                       CHIYODA-KU, TOKYO 100-8116, JAPAN
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  X     Form 40-F
                                  ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes   ____    No   X
                                               ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

INTERIM RESULTS:

          Enclosed is information as to the registrant's financial condition and results of operations at and for the six-month period ended September 30, 1999. The financial information included in the enclosed discussion and analysis was prepared on the basis of accounting principles generally accepted in the United States.

                                   SIGNATURE


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               NIPPON TELEGRAPH AND TELEPHONE
                                 CORPORATION



                               By  /s/  KAZUTO TSUBOUCHI
                                 -----------------------------
                                 Name:  Kazuto Tsubouchi
                                 Title: Senior Manager
                                        Investor Relations Group
                                        Department IV

Date:  January 21, 2000

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                    --------------------------------------

                                                                                                         Millions of
                                                                                                         U.S. dollars
                                                                       Millions of yen                     (Note 2)
                                                             ------------------------------------       -------------
                                                                March 31,          September 30,        September 30,
                                                                  1999                 1999                 1999
---------------------------------------------------------------------------------------------------------------------
 ASSETS
 Current assets:
    Cash and cash equivalents                               (Yen) 1,656,672      (Yen) 1,371,936             $ 12,822
    Notes and accounts receivable, trade                          1,463,777            1,538,189               14,376
    Allowance for doubtful accounts                                 (40,287)             (34,134)                (319)
    Inventories                                                     195,843              240,751                2,250
    Prepaid expenses and other current assets                       641,745              427,151                3,992
---------------------------------------------------------------------------------------------------------------------
              Total current assets                                3,917,750            3,543,893               33,121
---------------------------------------------------------------------------------------------------------------------

 Property, plant and equipment:
    Telecommunications equipment                                 11,843,092           12,198,051              114,000
    Telecommunications service lines                             11,823,529           11,919,711              111,399
    Buildings and structures                                      5,000,443            5,111,516               47,771
    Machinery, vessels and tools                                  2,140,526            1,835,963               17,159
    Land                                                            697,938              702,572                6,566
    Construction in progress                                        859,526              640,560                5,987
---------------------------------------------------------------------------------------------------------------------
                                                                 32,365,054           32,408,373              302,882
    Accumulated depreciation                                    (20,203,236)         (20,501,798)            (191,606)
---------------------------------------------------------------------------------------------------------------------
                                                                 12,161,818           11,906,575              111,276
---------------------------------------------------------------------------------------------------------------------

 Investments and other assets:
    Investments in affiliated companies                             300,420              343,171                3,207
    Marketable securities and other investments                     163,754              229,737                2,147
    Intangible and other assets                                   1,527,113            1,783,450               16,668
    Deferred income taxes                                           502,393              557,010                5,206
---------------------------------------------------------------------------------------------------------------------
                                                                  2,493,680            2,913,368               27,228
---------------------------------------------------------------------------------------------------------------------
                                                            (Yen)18,573,248      (Yen)18,363,836             $171,625
=====================================================================================================================

 The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

                    CONSOLIDATED BALANCE SHEET (UNAUDITED)
                    --------------------------------------

                                                                                                         Millions of
                                                                                                         U.S. dollars
                                                                       Millions of yen                     (Note 2)
                                                             ------------------------------------       -------------
                                                                March 31,          September 30,        September 30,
                                                                  1999                 1999                 1999
---------------------------------------------------------------------------------------------------------------------
 LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
    Short-term borrowings                                     (Yen)   235,180     (Yen)   245,017             $  2,290
    Current portion of long-term debt                                 848,546             872,845                8,158
    Accounts payable, trade                                         1,416,615           1,029,433                9,621
    Accrued payroll                                                   516,188             378,186                3,535
    Accrued interest                                                   44,586              50,403                  471
    Accrued taxes on income                                           491,803             221,193                2,067
    Accrued consumption tax                                            22,370              63,701                  595
    Advances received                                                  72,008              89,796                  839
    Other                                                              96,684             129,833                1,213
----------------------------------------------------------------------------------------------------------------------
              Total current liabilities                             3,743,980           3,080,407               28,789
----------------------------------------------------------------------------------------------------------------------

 Long-term liabilities:
    Long-term debt                                                  4,558,358           4,633,468               43,303
    Obligations under capital leases                                  378,083             383,110                3,581
    Liability for employees' severance payments                     2,977,403           3,086,693               28,848
    Other                                                             211,635             296,197                2,768
----------------------------------------------------------------------------------------------------------------------
                                                                    8,125,479           8,399,468               78,500
----------------------------------------------------------------------------------------------------------------------

 Minority interest in consolidated subsidiaries                       793,019             892,829                8,344
----------------------------------------------------------------------------------------------------------------------

 Shareholders' equity (Notes 6 and 7):
    Common stock, (Yen)50,000 par value -
       Authorized - 62,400,000 shares Issued and outstanding:
         - 15,912,000 shares at March 31, 1999                        795,600                   -                    -
         - 15,863,102 shares at September 30, 1999                          -             795,600                7,436
    Additional paid-in capital                                      2,530,476           2,530,476               23,649
    Retained earnings                                               2,628,272           2,668,390               24,938
    Accumulated other comprehensive loss                              (43,578)             (3,334)                 (31)
----------------------------------------------------------------------------------------------------------------------
                                                                    5,910,770           5,991,132               55,992
----------------------------------------------------------------------------------------------------------------------
 Commitments and contingent liabilities
----------------------------------------------------------------------------------------------------------------------

                                                              (Yen)18,573,248     (Yen)18,363,836             $171,625
======================================================================================================================

 The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

                 CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
                 --------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------

                                                                                                         Millions of
                                                                                                         U.S. dollars
                                                                       Millions of yen                     (Note 2)
                                                             ------------------------------------       -------------
                                                                  1998                 1999                 1999
---------------------------------------------------------------------------------------------------------------------
 Operating revenues:
    Telephone                                                 (Yen)3,161,571      (Yen)3,222,582              $30,118
    Telegraph                                                         40,966              38,812                  363
    Leased circuit                                                   250,785             261,870                2,447
    Data communication facility                                      187,256             201,721                1,885
    ISDN services                                                    247,961             373,433                3,490
    Sale of telecommunication equipment                              460,077             502,656                4,698
    Miscellaneous                                                    363,078             420,832                3,933
---------------------------------------------------------------------------------------------------------------------
                                                                   4,711,694           5,021,906               46,934
---------------------------------------------------------------------------------------------------------------------

 Operating expenses:
    Personnel                                                      1,103,619           1,169,891               10,934
    Depreciation, amortization and
      maintenance costs                                            1,541,795           1,611,871               15,064
    Other                                                          1,473,223           1,622,381               15,163
---------------------------------------------------------------------------------------------------------------------
                                                                   4,118,637           4,404,143               41,161
---------------------------------------------------------------------------------------------------------------------
 Operating income                                                    593,057             617,763                5,773
---------------------------------------------------------------------------------------------------------------------

 Other expenses (income):
    Interest and amortization of bond discounts and issue
      costs                                                          108,979              94,981                  888
    Interest income                                                   (1,471)            (16,631)                (156)
    Gain on sales of subsidiary stock (Note 5)                       (69,106)                  -                    -
    Other, net                                                       (18,292)              7,380                   69
---------------------------------------------------------------------------------------------------------------------
                                                                      20,110              85,730                  801
---------------------------------------------------------------------------------------------------------------------
 Income before income taxes                                          572,947             532,033                4,972
---------------------------------------------------------------------------------------------------------------------

 Income taxes:
    Current                                                          210,476             229,801                2,148
    Deferred                                                          74,327                 (60)                  (1)
---------------------------------------------------------------------------------------------------------------------
                                                                     284,803             229,741                2,147
---------------------------------------------------------------------------------------------------------------------
 Income before extraordinary loss, minority interest and
   equity in earnings of affiliated companies                        288,144             302,292                2,825
 Extraordinary loss for discontinuance of regulatory
   accounting principles, net of taxes (Note 4)
                                                                    (462,508)                  -                    -
---------------------------------------------------------------------------------------------------------------------
 Income (loss) before minority interest and
   equity in earnings of affiliated companies                       (174,364)            302,292                2,825
 Minority interest in consolidated subsidiaries                       (3,261)            (81,645)                (763)
 Equity in earnings of affiliated companies                            4,732              12,157                  114
---------------------------------------------------------------------------------------------------------------------

 Net income (loss)                                            ((Yen) 172,893)     (Yen)  232,804              $ 2,176
========================================================================================================================

                                                                                                           U.S. dollars
                                                                                Yen                          (Note 2)
                                                               ---------------------------------------  ------------------
 Per share of common stock:
    Extraordinary loss                                                 ((Yen)29,067)                 -                   -
--------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                  ((Yen)10,866)       (Yen)14,676                $137
--------------------------------------------------------------------------------------------------------------------------
    Cash dividends (Note 7)                                            (Yen)  2,500        (Yen) 7,500                $ 70
--------------------------------------------------------------------------------------------------------------------------

 The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------
          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
          ----------------------------------------------------------
                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------

                                                                      Millions of yen
                                ----------------------------------------------------------------------------------------------------
                                                                                 Accumulated
                                               Additional                           other             Total            Total
                                  Common        paid-in          Retained        comprehensive     shareholder's    comprehensive
                                   stock        capital          earnings        income (loss)        equity        income (loss)
------------------------------------------------------------------------------------------------------------------------------------
 Balance at March 31, 1998     (Yen)795,600   (Yen)2,530,476   (Yen)2,153,883  ((Yen)16,031)     (Yen)5,463,928
    Net income (loss)                     -                -         (172,893)            -            (172,893)    ((Yen)172,893)
    Cash dividends
        (Yen)2,500 per share)             -                -          (39,780)            -             (39,780)
    Unrealized loss on
      securities                          -                -                -       (14,386)            (14,386)          (14,386)
    Foreign currency
      translation adjustments             -                -                -         1,084               1,084             1,084
    Other                                 -                -              105             -                 105
------------------------------------------------------------------------------------------------------------------------------------

 Balance at September 30,
  1998                         (Yen)795,600   (Yen)2,530,476   (Yen)1,941,315  ((Yen)29,333)     (Yen)5,238,058     ((Yen)186,195)
====================================================================================================================================

 Balance at March 31, 1999     (Yen)795,600   (Yen)2,530,476   (Yen)2,628,272  ((Yen)43,578)     (Yen)5,910,770
    Net income (loss)                     -                -          232,804             -             232,804      (Yen)232,804
    Cash dividends
        ((Yen)7,500 per share)            -                -         (119,339)            -            (119,339)
    Unrealized gain on
      securities                          -                -                -        45,591              45,591            45,591
    Foreign currency
      translation adjustments             -                -                -        (6,270)             (6,270)           (6,270)
    Minimum pension liability
      adjustments                         -                -                -           923                 923               923
    Purchase and retirement
      of common stock (Note 6)            -                -          (73,347)            -             (73,347)
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30,
 1999                          (Yen)795,600   (Yen)2,530,476   (Yen)2,668,390   ((Yen)3,334)     (Yen)5,991,132      (Yen)273,048
====================================================================================================================================

     The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

          CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (UNAUDITED)
          ---------------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------

                                                                 Millions of U.S. dollars (Notes 2)
                                ------------------------------------------------------------------------------------------------
                                                                            Accumulated
                                             Additional                        other             Total             Total
                                  Common       paid-in       Retained      comprehensive     shareholder's     comprehensive
                                   stock       capital       earnings      income (loss)         equity        income (loss)
--------------------------------------------------------------------------------------------------------------------------------
 Balance at March 31, 1999          $7,436      $23,649       $24,563         ($407)             $55,241
    Net income (loss)                    -            -         2,176             -                2,176           $2,176
    Cash dividends
   ((Yen)7,500 per share)                -            -        (1,116)            -               (1,116)
    Unrealized gain on
      securities                         -            -             -           426                  426              426
    Foreign currency
      translation adjustments            -            -             -           (59)                 (59)             (59)
    Minimum pension liability
      adjustments                        -            -             -             9                    9                9
     Purchase and retirement of
      common stock (Note 6)              -            -          (685)            -                 (685)
--------------------------------------------------------------------------------------------------------------------------------

 Balance at September 30,
  1999                              $7,436      $23,649       $24,938         ($ 31)             $55,992           $2,552
================================================================================================================================

     The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
               ------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------


                                                                                                        Millions of
                                                                                                       U.S. dollars
                                                                      Millions of yen                    (Note 2)
                                                           ---------------------------------------   ------------------
                                                                  1998                1999                 1999
-----------------------------------------------------------------------------------------------------------------------
 Cash flows from operating activities:
    Net income (loss)                                         (Yen)(172,893)        (Yen)232,804               $2,176
    Adjustments to reconcile net income to
      net cash provided by operating activities -
       Extraordinary loss, net of taxes (Note 4)                    462,508                    -                    -
       Depreciation and amortization                              1,074,063            1,108,343               10,358
       Deferred taxes                                                74,327                  (60)                  (1)
       Minority interests                                             3,261               81,645                  763
       Loss on sale or disposal of property, plant and
         equipment                                                   66,501               81,005                  757
       Gains on sales of subsidiary stock (Note 5)                  (69,106)                   -                    -
       (Increase) decrease in notes and
         accounts receivable, trade                                  52,878              (80,565)                (753)
       Increase in inventories                                      (65,143)             (44,908)                (420)
       (Increase) decrease in other current assets                   (9,451)             145,356                1,359
       Decrease in accounts payable, trade and accrued
         payroll                                                   (268,781)            (177,740)              (1,661)
       Increase (decrease) in accrued
         consumption tax                                            (51,922)              41,331                  386
       Increase in accrued interest                                   1,854                5,817                   55
       Increase in advances received                                  3,737               17,788                  166
       Increase (decrease) in accrued taxes on income                22,191             (270,610)              (2,529)
       Increase in liability for employees' severance
         payments,net of deferred pension costs                      47,862              111,913                1,046
       Increase in other long-term liabilities                        1,848               62,483                  584
       Other                                                         10,307              (14,838)                (139)
-----------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                1,184,041            1,299,764               12,147
-----------------------------------------------------------------------------------------------------------------------
 Cash flows from investing activities:
    Payments for property, plant and equipment                   (1,253,879)          (1,242,374)             (11,611)
    Proceeds from sale of property, plant and equipment               6,374                4,741                   44
    Acquisition of investments in affiliates and
      intangible and other assets                                   (86,944)            (319,308)              (2,984)
    Proceeds from sales of subsidiary stock
      (Note 5)                                                      150,370                    -                    -
-----------------------------------------------------------------------------------------------------------------------

         Net cash used in investing activities                   (1,184,079)          (1,556,941)             (14,551)
-----------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                             AND ITS SUBSIDIARIES
                             --------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
               ------------------------------------------------

                      SIX-MONTH PERIOD ENDED SEPTEMBER 30
                      -----------------------------------


                                                                                                        Millions of
                                                                                                       U.S. dollars
                                                                      Millions of yen                    (Note 2)
                                                           ---------------------------------------   ------------------
                                                                  1998                1999                 1999
-----------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities:
    Proceeds from issuance of long-term debt                   (Yen)317,993         (Yen)439,310               $4,106
    Payments for settlement of long-term debt                      (446,503)            (274,688)              (2,567)
    Purchase and retirement of common stock (Note 6)                      -              (73,347)                (685)
    Dividends paid                                                  (39,779)            (119,339)              (1,115)
    Increase (decrease) in short-term borrowings and other          (58,159)                 505                    4
-----------------------------------------------------------------------------------------------------------------------

    Net cash used in financing activities                          (226,448)             (27,559)                (257)
-----------------------------------------------------------------------------------------------------------------------

 Decrease in cash and cash equivalents                             (226,486)            (284,736)              (2,661)
 Cash and cash equivalents at beginning of period                   913,236            1,656,672               15,483
-----------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents at end of period                    (Yen)686,750       (Yen)1,371,936              $12,822
=======================================================================================================================

 Cash paid during the period for:
    Interest                                                   (Yen)107,125          (Yen)61,484                 $575
=======================================================================================================================

    Income taxes                                               (Yen)186,798         (Yen)488,740               $4,568
=======================================================================================================================

 Capital lease obligations incurred during
    the period                                                  (Yen)17,632          (Yen)16,673                 $156
=======================================================================================================================

The accompanying notes are an integral part of this statement.

                  NIPPON TELEGRAPH AND TELEPHONE CORPORATION
                  ------------------------------------------
                              AND ITS SUBSIDIARIES
                              --------------------

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(UNAUDITED)
             -----------------------------------------------------


1. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information and in accordance with the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for annual financial statements. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending March 31, 2000. For further information, refer to the consolidated financial statements and footnotes thereto included in the NTT's consolidated financial statements which is included in its Form 20-F for the fiscal year ended March 31, 1999.


2. U.S. dollar amounts are included solely for convenience. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. The rate of (Yen)107= US$1, the approximate current rate at September 30, 1999, has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial statements.


3. On May 10, 1999, NTT applied for approval from the Minister of Posts and Telecommunications for "the Implementation Plans Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation", which were prepared in accordance with "the Basic Principles Concerning the Transfer of the Business Activities and Succession of the Rights and Obligations of Nippon Telegraph and Telephone Corporation" as drawn up in accordance with the provisions of the aforementioned legislation. On May 21, 1999, NTT received the Minister of Posts and Telecommunications' approval for the plans. In conjunction with these approved implementation plans that set out how the business transfer would occur, reorganization was implemented in which NTT became the holding company holding all the shares in two regional companies (Nippon Telegraph and Telephone East Corporation and Nippon Telegraph and Telephone West Corporation) and one long-distance company (NTT Communications Corporation).

     The transfers of businesses were accomplished by transferring on July 1, 1999, NTT's relevant business activities to the respective wholly owned subsidiaries, Nippon Telegraph and Telephone East Corporation, Nippon Telegraph and Telephone West Corporation, and NTT Communications Corporation.

     Nippon Telegraph and Telephone East Corporation inherited the intra-prefectural telecommunications services in the Hokkaido, Tohoku, Kanto, Tokyo and Shinetsu regions and related services. Nippon Telegraph and Telephone West Corporation inherited the intra-prefectural telecommunications services in the Tokai, Hokuriku, Kansai, Chugoku, Shikoku and Kyushu regions and related services.

     NTT Communications Corporation inherited all the business activities comprising the domestic inter-prefecture telecommunications and multimedia network services and related services and is allowed to enter the international market.


4. In its financial statements as of and for the six-month period ended September 30, 1998, NTT has discontinued the application of the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71") for all of its operations. Under SFAS 71, NTT had accounted for the effects of rate-making process by establishing certain regulatory assets, including the deferral of certain costs. Pursuant to the requirements of Statement of Financial Accounting Standards No. 101, "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71" ("SFAS 101"), NTT recorded an extraordinary non-cash charge of (Yen)462 billion ($4,322million), net of income taxes of (Yen)427 billion ($3,990 million) during the six-month period ended September 30, 1998 and has eliminated
     (Yen)889 billion ($8,312 million) of regulatory assets from its balance sheet as of September 30, 1998.

     The major components of the eliminated regulatory assets were as follows:

                                                                Pretax                                   After-tax
                                                -------------------------------------     -------------------------------------
                                                   Millions of          Millions of          Millions of          Millions of
                                                       yen              U.S. dollars             yen              U.S. dollars
                                                ----------------     ----------------     ----------------     ----------------
Deferred compensated absences                       (Yen)105,693               $  987         (Yen) 54,960               $  513
Deferred pension costs                                   679,722                6,353              353,456                3,303
Unamortized purchases of the leased assets               104,024                  972               54,092                  506
-------------------------------------------------------------------------------------------------------------------------------

Total                                               (Yen)889,439               $8,312         (Yen)462,508               $4,322
===============================================================================================================================

5. On May 12, 1998, NTT Data Corporation ("NTT DATA"), a consolidated subsidiary, issued 27,500 shares of common stock in a public offering to third parties at a price of (Yen)5,468 thousand ($51,102) per share, which was in excess of NTT's average per share carrying value. The issuance of these shares of (Yen)150,370 million ($1,405 million) is regarded as a sale of a part of the Company's interest in NTT DATA. As a result of the issuance, the Company's shareholding in NTT DATA declined from 60 percent to 54 percent. The resulting pretax gain on the sale of subsidiary stocks in the aggregate amount of approximately (Yen)69,106 million ($646 million) is recognized in the consolidated financial statements for the six-month period ended September 30, 1998, as well as applicable deferred taxes thereon. In the consolidated statement of cash flows for the six-month period ended September 30, 1998, the gain on sale of subsidiary stocks is excluded from the cash flows from operating activities and the related cash proceeds of (Yen)150,370 million ($1,405 million) are included in the cash flows from investing activities.


6. In accordance with the Commercial Law of Japan, the Board of Directors has obtained the approval of shareholders to acquire and retire stock of NTT during the period beginning from June 29, 1999 and continuing to the conclusion of the next Ordinary General Meeting of Shareholders at a cost not to exceed (Yen)120,000 million ($1,121 million) with funds derived from retained profits of NTT. On July 13, 1999, NTT repurchased 48,898 shares through transaction executed on the Tokyo Stock Exchange at the price of
     (Yen)1,500,000 per share. As a result of the repurchase, the number of outstanding shares was reduced to 15,863,102 and retained earnings were reduced by (Yen)73,347 million ($685 million). Repurchases of common stock are accounted for in accordance with Japanese Commercial Code and customary practices in Japan as a reduction to retained earnings for the cost of the repurchase.

7.   The year-end dividend for the fiscal year ended March 31, 1999 was
     (Yen)2,500 per share, to which a special dividend of (Yen)5,000 per share was added for a total dividend of (Yen)7,500 per share in commemoration of the successful listing of NTT subsidiary, NTT Mobile Communications Network Inc. (NTT DoCoMo) on the First Section of the Tokyo Stock Exchange.

8. Certain items for the six-month period ended September 30, 1998 and at that date have been reclassified to conform to the 1999 presentation.

9. At September 30, 1999 there were no material litigation or claims outstanding, pending or threatened against the Company.

Subsequent events
-----------------

Subsequent to September 30, 1999, NTT issued (Yen)80,000 million ($748 million) coupon yen-denominated bonds, and NTT DATA issued (Yen)30,000 million ($280 million) coupon bonds.